Exhibit 99.1

January 31, 2013

Cabot Oil & Gas Corporation

Three Memorial City Plaza Building

840 Gessner Road, Suite 1400

Houston, Texas  77024-4152

Re:	Audit of
Reserves and Future Net Revenues
As of December 31, 2012
SEC Price Case

Gentlemen:

At your request, Miller and Lents, Ltd. (MLL) performed an audit of the estimates of proved reserves of oil, and gas and the future net revenues associated with these reserves that Cabot Oil & Gas Corporation (Cabot) attributes to its net interests in oil and gas properties as of December 31, 2012.  The audit report was prepared for the use of Cabot in its annual financial and reserves reporting and was completed on January 30, 2013.  Cabot’s estimates, shown below, are in accordance with the definitions contained in Securities and Exchange Commission (SEC) Regulation S-X, Rule 4-10(a) as shown in the Appendix.

Reserves and Future Net Revenues as of December 31, 2012

	Net Reserves		Future Net Revenues
Reserves Category	Liquids, MBbls.	Gas, MMcf	Undiscounted, M$	Discounted at 10% Per Year, M$
Proved Developed	12,829	2,216,190	4,500,795	2,347,499
Proved Undeveloped	11,546	1,479,947	2,411,178	786,696
Total Proved	24,375	3,696,137	6,911,973	3,134,195

We prepared independent estimates of 100 percent of the proved reserves reported by Cabot.  Based on our investigations and subject to the limitations described hereinafter, it is our judgment that (1) the reserves estimation methods employed by Cabot were appropriate, and its classification of such reserves was appropriate to the relevant SEC reserve definitions, (2) its reserves estimation processes were comprehensive and of sufficient depth, (3) the data upon which Cabot relied were adequate and of sufficient quality, and (4) the results of those estimates and projections are, in the aggregate, reasonable.

Cabot’s reserves estimates were based on decline curve extrapolations, material balance calculations, volumetric calculations, analogies, or combinations of these methods for each well,

reservoir, or field.  Reserves estimates from volumetric calculations and from analogies are often less certain than reserves estimates based on well performance obtained over a period during which a substantial portion of the reserves were produced.

All reserves discussed herein are located within the Continental United States and Canada.  Gas volumes were estimated at the appropriate pressure base and temperature base that are established for each well or field by the applicable sales contract or regulatory body.  Total gas reserves were obtained by summing the reserves for all the individual properties and are therefore stated herein at a mixed pressure base.

Cabot represents that the future net revenues reported herein were computed based on prices for oil and gas, utilizing the 12-month averages of the first-day-of-the-month prices, and are in accordance with SEC guidelines.  Cabot used benchmark prices of $94.70 per barrel based on the West Texas Intermediate Spot Price at Cushing, Oklahoma and $2.76 per MMBtu based on the Henry Hub Spot Price for its reserves estimates.  The average prices used in this report for proved reserves, after appropriate adjustments, were $96.43 per barrel for liquids and $2.83 per Mcf for gas.  The present value of future net revenues was computed by discounting the future net revenues at 10 percent per year.  Estimates of future net revenues and the present value of future net revenues are not intended and should not be interpreted to represent fair market values for the estimated reserves.

In its estimates of proved reserves and future net revenues associated with its proved reserves, Cabot considered that a portion of its facilities associated with the movement of its gas in the Northern Region to its markets are unusual in that the construction and operation of these facilities are highly dependent on its producing operations.  Cabot deemed the portion of the costs of these facilities associated with its revenue interest gas as costs attributable to its oil- and gas-producing activities and, accordingly, included these costs in its computation of the future net revenues associated with its proved reserves.

In making its projections, Cabot included cost estimates for well abandonment and well site reclamations.  Cabot’s estimates include no adjustments for production prepayments, exchange agreements, gas balancing, or similar arrangements.  We were provided with no information concerning these conditions, and we have made no investigations of these matters as such was beyond the scope of this investigation.

In conducting this evaluation, we relied upon, without independent verification, Cabot’s representation of (1) ownership interests, (2) production histories, (3) accounting and cost data, (4) geological, geophysical, and engineering data, and (5) development schedules.  These data were accepted as represented and were considered appropriate for the purpose of the audit report.  To a lesser extent, nonproprietary data existing in the files of Miller and Lents, Ltd., and data obtained from commercial services were used.  We employed all methods, procedures, and assumptions considered necessary in utilizing the data provided to prepare the report.

The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect our informed judgments and are subject to the inherent uncertainties associated with interpretation of geological, geophysical, and engineering information.  These uncertainties include, but are not limited to, (1) the utilization of analogous or indirect data and (2) the application of professional judgments.  Government policies and market conditions different from those employed in this study may cause (1) the total quantity of oil, natural gas liquids, or gas to be recovered, (2) actual production rates, (3) prices received, or (4) operating and capital costs to vary from those presented in this report.  At this time, MLL is not aware of any regulations that would affect Cabot’s ability to recover the estimated reserves.

Miller and Lents, Ltd. is an independent oil and gas consulting firm.  No director, officer, or key employee of Miller and Lents, Ltd. has any financial ownership in Cabot.  Our compensation for the required investigations and preparation of this report is not contingent on the results obtained and reported, and we have not performed other work that would affect our objectivity.  Production of this report was supervised by Carl D. Richard, P.E., an officer of the firm who is a licensed Professional Engineer in the State of Texas and is professionally qualified, with more than 25 years of relevant experience, in the estimation, assessment, and evaluation of oil and gas reserves.

If you have any questions regarding this evaluation, or if we can be of further assistance, please contact us.

Very truly yours,

MILLER AND LENTS, LTD.
Texas Registered Engineering Firm No. F-1442

By	/s/ James A. Cole
James A. Cole, P.E.
Senior Consultant

By	/s/ Carl D. Richard
Carl D. Richard, P.E.
Senior Vice President

JAC/CDR/psh